UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Share Consolidation

On July 17, 2025, Top Wealth Group Holding Ltd (the “Company”) issued a press release announcing the approval of the proposed 1-for-90 share consolidation of the Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of US0.0001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on July 21, 2025, being the market effective date, the Class A Ordinary Shares will being trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “TWG” but under a new CUSIP number of G8945S110. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 90 issued and outstanding Ordinary Shares of a par value of US$0.0001 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.009 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on June 11, 2025 and its shareholders on April 8, 2025.

A copy of the press release dated July 17, 2025 is included as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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